United States
Securities and Exchange Commission

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 21, 2001**

Ocean Energy, Inc.

(Exact name of registrant as specified in its charter)

Texas	**1-8094**	**74-1764876**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Fannin, Suite 1600, Houston, Texas   77002-6714
(Address of principal executive offices)   (Zip code)

(713) 265-6000
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Ocean Energy, Inc.

Item 9. Regulation FD Disclosure.

In accordance with General Instruction B.2. of Form 8-K, the following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such a filing.

Disclosure of Year 2001 Estimates

The tables following this narrative set forth the Company's current estimates of its operating statistics for the first quarter of 2001 and full year ended December 31, 2001. These estimates are based on the Company's historical operating performance and trends, estimates of oil and gas reserves as of December 31, 2000 and the Company's planned capital and operating budget for 2001. The estimates have been revised to include the Company's acquisition of Texoil, Inc., which is expected to be completed by the end of the first quarter.

	2001 Estimates [1]	
	First Quarter	Full Year
Gas Production...	39 Bcf	160 Bcf
Gas Price Differentials [2]............................	$ (0.10) - (0.20)	$ (0.10) - (0.20)
Oil and NGL Production	6 MMBbls	26 MMBbls
Oil Price Differentials [2]............................	$ (5.00) - (6.00)	$ (5.00) - (6.00)
Daily MBOE Production.............................	140 MBOE	147 MBOE

[1]   These estimates represent the approximate mid-point of the range of the Company's estimates of the above information. Actual results may differ materially from these estimates.

[2]   For purposes of the 2001 estimates, the Company has assumed price differentials due to location, quality and other factors, excluding the effects of derivative financial instruments. Gas price differentials are stated as premiums (discounts) from Henry Hub pricing and oil price differentials are stated as premiums (discounts) from NYMEX pricing.

While oil and gas prices have been at or near multi-year highs this year, there can be no assurance that current price levels will continue. Oil and gas prices have fluctuated significantly in recent years in response to numerous economic, political and environmental factors, and the Company expects that commodity prices will continue to fluctuate significantly in the future. Changes in commodity prices could significantly affect the Company's expected operating results. In addition to directly affecting revenues, price changes can affect expected production because production estimates necessarily assume that oil and gas can profitably be produced at the assumed pricing levels. In addition to the above pricing assumptions, the 2001 estimates were prepared assuming that demand, curtailment, producibility and general market conditions for the Company's oil and gas for 2001 will be substantially similar to those experienced during

Ocean Energy, Inc.

the year ended December 31, 2000. No material assumptions concerning acquisitions or divestments activities are included.

For purposes of the 2001 estimates, a $1.00 per Bbl change in the price of oil and a $0.10 per Mcf change in the price of natural gas will result in changes in the Company's estimated annual net income of $13 million ($0.07 per diluted share) and $8 million ($0.04 per diluted share), respectively. For a $1.00 per Bbl change in the price of oil or a $0.25 per Mcf change in the price of natural gas, annual production taxes will change by approximately $1 million.

Ocean currently has hedged approximately 15 MBbls per day of its expected crude oil production through June 30, 2001 at an estimated price of $21.53 per Bbl for crude oil. The Company also has put options that place a $25.00 per Bbl annual floor price on 20 MBbls per day and a $4.00 per Mcf annual floor price on 100 MMcf per day and a $5.00 per Mcf annual floor price on 100 MMcf of natural gas per day during 2001. With the Texoil acquisition, the Company acquired collars which expire in July 2001 covering 327 MBbls of 2001 production with weighted average floor prices of $24.89 and weighted average ceiling prices of $33.19. A related trust has a swap agreement covering 14,500 Mcf of gas per day at a price of $4.77 for 2001. Depending upon various circumstances, the Company may periodically enter into additional derivatives financial instruments that would hedge expected crude oil and natural gas production.

	2001 Estimates [1]	
	First Quarter	**Full Year**
Operating costs/BOE:		
Lease operating expense, excluding production taxes	$ 4.75	$ 4.75
Production taxes	1.20	1.05
General and administrative expense	0.55	0.55
Interest expense	1.40	1.40
Depreciation, depletion and amortization	6.40	6.50
	$ 14.30	$ 14.25
Effective tax rate (75% deferred)	44% to 48%	44% to 48%
Preferred dividends	$0.8 million	$3.3 million
Common dividends [2]	$0.04 per share	$0.16 per share

[1] These estimates represent the approximate mid-point of the range of the Company's estimates of the above information. Actual results may differ materially from these estimates. Pricing assumptions are included in the narrative.

[2] The declaration of common stock dividends is discretionary and will be subject to determination by the Company's Board of Directors.

Ocean Energy, Inc.

The 2001 estimates listed above differ from the 2001 estimates in the Company's Form 8-K filed with the Securities and Exchange Commission on December 18, 2000 for the following reasons:

- Lease operating expense, excluding production taxes, increased due to a reclassification of transportation expenses and higher well servicing and workover costs than previously estimated. As a result of the consensus on Emerging Issues Task Force Issue 00-10, *Accounting for Shipping and Handling Fees and Costs*, the Company has reclassified all periods to reflect transportation expenses incurred as operating expenses, instead of a deduction from revenues as previously recorded. While this reclassification had no effect on net income, it did increase revenues and operating expenses by approximately $0.50 per BOE.
- Production taxes increased, particularly in the first quarter, as commodity prices increased from previous estimates. Going forward, as commodity prices fluctuate, so will production taxes.
- Interest expense increased due to the effect of the Texoil acquisition for a $130 million cash purchase price, including assumed bank debt of approximately $15 million and the inclusion of interest costs on the monetary production payment liability for the Company's Section 29 credit gas properties that was previously recorded as a reduction of revenue.

	Revised Capital Expenditure Estimates		
	Gulf of Mexico	**International**	**U.S. Onshore**
2001 Annual estimates	$325 to $375 million	$200 to $225 million	$325 to $350 million

The capital expenditures above, as recently approved by the Company's Board of Directors, was increased from the originally approved budget of $700 million to include the Texoil acquisition, other planned activity and higher prices for rig rentals and well services. Approximately 35% to 45% of the capital spending program is estimated to be spent for exploratory projects. The spending will be funded out of Ocean's discretionary cash flow based on anticipated commodity prices, and is subject to change if market conditions shift or new opportunities are identified.

All of the estimates and assumptions set forth in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Although the Company believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. A number of factors could affect the future results of the Company or the energy industry generally and could

Ocean Energy, Inc.

cause the Company's expected results to differ materially from those expressed in this release. These factors include, among other things:

- Commodity price changes, including local and regional variations;
- Risks and problems incident to the drilling and operation of oil and gas wells, such as drilling difficulties or delays, well explosions or other disasters, environmental risks, and lack of control over timing of expenditures on third-party operated properties;
- Changes in production and development costs;
- Changes in drilling success rates;
- Changes in laws and other regulatory actions;
- Political and economic events and conditions in the foreign jurisdictions in which the Company operates;
- Risks incident to hedging activities;
- Changes in interest rates and capital market conditions;
- Changes in general economic conditions;
- Competition from others in the energy industry;
- The uncertainty inherent in estimates of oil and gas reserves and production rates;
- Unusual or infrequent items that are not susceptible to estimation;
- Effects of implementation of Statement of Financial Accounting Standards No.133 on the Company's financial position and results of operations; and
- The risk factors and other conditions described in the Company's report on Form 10-K for the period ended December 31, 2000.

The Company cautions that the estimates set forth above are given as of the date hereof only based on currently available information, and that the Company is not undertaking any obligation to update these estimates as conditions change or other information becomes available.

Defined Terms

Natural gas is stated herein in billion cubic feet ("Bcf"), million cubic feet ("MMcf"), or thousand cubic feet ("Mcf"). Oil, condensate and natural gas liquids ("NGL") are stated in millions of barrels ("MMBbls") or thousand barrels ("MBbls"). MBOE and BOE represent one thousand barrels and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of oil equivalent.

Ocean Energy, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 21, 2001

Ocean Energy, Inc.

By: /s/ William L. Transier
        William L. Transier
        Executive Vice President and Chief
        Financial Officer